Mail Stop 4561

January 15, 2008

Mr. G. Kennedy Thompson
Chairman, President,
Chief Executive Officer and Director
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0013

      Re: **Wachovia Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Thompson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Kevin W. Vaughn
                Accounting Branch Chief